UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________
FORM 6-K
_________________________________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

February 2026
Commission File
Number: 001-04546
______________________________________________________
 UNILEVER PLC
(Translation of registrant’s name into English)
 _____________________________________________________

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive office)
_____________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

2025 Full Year Results

Sharper focus and disciplined execution driving competitive performance

Full Year Key Highlights

●      Underlying sales growth (USG) 3.5%, with 1.5% volume growth; stronger fourth quarter USG of 4.2%, with 2.1% volume

●      Turnover €50.5 billion, down (3.8)%; with adverse currency (5.9)% and net disposals (1.2)%

●      Power Brands (78% of turnover) leading growth with 4.3% USG and volume up 2.2%

●      Strong gross margin 46.9%, up 20bps, supporting brand & marketing investment up 10bps to 16.1%

●      Underlying operating margin expansion to 20.0%, up 60bps, driven by disciplined overhead management

●      Underlying EPS increased 0.7%; diluted EPS increased 6.2%

●      Productivity programme delivering ahead of plan, with cumulative c.€670 million savings by end of 2025

●      100% cash conversion with FCF of €5.9 billion; down €0.4 billion primarily due to Ice Cream demerger costs

●      Quarterly dividend raised 3% vs third quarter 2025

●      New €1.5 billion share buyback announced

●      Further portfolio transformation; Ice Cream demerged and 10 transactions closed or announced since start of 2025

Note: Following the demerger of the Ice Cream Business, all figures are on a continuing basis, which excludes Ice Cream, unless specifically noted.

Full Year Key Figures

Underlying performance			GAAP measures
(unaudited)	2025	vs 2024(b)		2025	vs 2024(b)
Full Year
Underlying sales growth (USG)		3.5%	Turnover	50.5bn	(3.8)%
Beauty & Wellbeing		4.3%	Beauty & Wellbeing	€12.8bn	(2.3)%
Personal Care		4.7%	Personal Care	€13.2bn	(3.4)%
Home Care		2.6%	Home Care	€11.6bn	(6.4)%
Foods		2.5%	Foods	€12.9bn	(3.2)%
Underlying operating profit	€10.1bn	(1.1%)	Operating profit	€9.0bn	2.4%
Underlying operating margin	20.0%	60bps	Operating margin	17.9%	110bps
Underlying earnings per share	€3.08	0.7%	Diluted earnings per share	€2.59	6.2%
Free cash flow	€5.9bn	€(0.4)bn	Net profit	€6.2bn	2.9%
Fourth Quarter
USG		4.2%	Turnover	€12.6bn	(2.7)%
Quarterly dividend payable in March 2026 (a)			€0.4664	per share(b)
  (a) See note 9 for more information on dividends
  (b) 2024 comparatives have been re-presented to reflect the demerger of the Ice Cream Business Group

Chief Executive Officer Statement

"In 2025 we became a simpler, sharper, and faster Unilever, delivering our commitment to volume growth, positive mix and strong gross margin. Our underlying sales growth improved throughout the year as we landed a strong innovation plan, drove improvements in key emerging markets and successfully completed the Ice Cream demerger.

We are moving at speed to build a business that drives desire at scale in our brands, execution excellence across all channels and cost discipline. We have set clear priorities for growth - building a brand portfolio for the future, with more Beauty, Wellbeing and Personal Care, prioritising premium segments and digital commerce, and anchoring our growth in the US and India.

Despite slowing markets, our sharper focus and disciplined execution underpin our confidence for 2026 and beyond."

Fernando Fernandez
Strategic Highlights

In 2025 we accelerated the strategic reshaping of Unilever, further focusing our portfolio on higher-growth categories, with increased exposure to Beauty & Wellbeing and Personal Care. We continue to be disciplined, with targeted bolt-on acquisitions including Dr. Squatch in North America and Minimalist in India, alongside disposals of non-core and local brands, primarily in Foods. The demerger of the Ice Cream business was completed in December, creating a simpler Unilever with a clearer strategic and capital allocation focus.

We advanced our shift towards a more category-led and execution-focused operating model. We created separate sales organisations by Business Group across the largest markets to strengthen accountability and speed of decision-making, while the One Unilever model simplified operations in smaller markets. In parallel, we took decisive actions to reset our businesses in Indonesia and China, including changes to route-to-market and portfolio optimisation. Both markets showed improving trends as these actions took hold through the year.

We strengthened the capabilities required to support our strategy and drive sustained volume growth, positive mix with structurally higher gross margin. We scaled premium innovations across the core portfolio and expanded platforms such as Whole Body Deodorants and Wonder Wash across new variants and new markets. We also accelerated our shift to social-first demand generation, with brands such as Dove and Vaseline embracing creator-led content and always-on digital engagement.

Looking ahead, we will continue to focus on the three shifts that will be critical to support sustained outperformance in rapidly changing markets: building desire at scale with our brands, ensuring the organisation is fit for the AI age, and reinforcing a play to win culture with clear accountability.

Outlook

We expect underlying sales growth for full year 2026 to be within our multi-year guidance range of 4% to 6%, with at least 2% underlying volume growth. 2026 growth is expected to be at the bottom end of the underlying sales growth range reflecting the slower market conditions. We anticipate a modest improvement in underlying operating margin for the full year versus 20.0% in 2025.

Full Year Review: Unilever Group

Growth

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change
Full Year	€50.5bn	3.5%	1.5%	2.0%	(1.2)%	(5.9)%	(3.8)%
Fourth Quarter	€12.6bn	4.2%	2.1%	2.0%	1.0%	(7.5)%	(2.7)%

Underlying sales growth in 2025 was 3.5%, with 1.5% from volume and 2.0% from price, with sequential improvement through the year led by volume. Underlying sales growth in the fourth quarter of 4.2% was the strongest of the year despite slowing markets, with a balanced contribution from volume and price. Power Brands continued to lead growth delivering 4.3% underlying sales growth in 2025, with 2.2% volume. Business Groups performance was led by Personal Care and Beauty & Wellbeing.

●      Beauty & Wellbeing: 4.3% underlying sales growth was led by double-digit growth in Wellbeing, Dove and Vaseline. Underlying sales growth of 4.7% in the fourth quarter was driven by a stronger Asia Pacific Africa delivery which offset slower growth in the Wellbeing market.

●      Personal Care: 4.7% underlying sales growth was supported by market share gains, premium innovations, and commodity-driven price increases. In the fourth quarter, underlying sales growth remained strong at 5.1%.

●      Home Care: 2.6% underlying sales growth was led by volume. Underlying sales growth accelerated to 4.7% in the fourth quarter with 4.0% volume supported by a sequential improvement in key emerging markets.

●      Foods: 2.5% underlying sales growth was driven by emerging markets. Developed market underlying sales growth was flat despite declining markets, as Hellmann's continued to perform well. In the fourth quarter, underlying sales growth was 2.3%, as markets remained subdued.

Developed markets (41% of group turnover) delivered above market underlying sales growth of 3.6%, led by 2.6% volume growth. In the fourth quarter, underlying sales growth slowed to 1.7%, with 0.5% volume, reflecting slower market growth in both the US and Europe.

●      North America: 5.3% underlying sales growth with 3.8% volume was supported by market share gains. Underlying sales growth of 2.8% in the fourth quarter, with 1.3% volume, reflected share gains in a slower market.

●      Europe: 1.5% underlying sales growth, with successful premium innovation in Home Care partially offset by a decline in Foods. Underlying sales growth of 0.1% in the fourth quarter reflected continued subdued markets.

Emerging markets (59% of group turnover) underlying sales grew 3.5%, with 0.8% volume, led by mid-single digit growth in Asia Pacific Africa. In the fourth quarter, underlying sales growth accelerated to 5.8% led by volume growth of 3.2%, benefitting from decisive actions taken earlier in the year in Indonesia and China, alongside a return to growth in Latin America.

●      India: 4% underlying sales growth with 3% volume was supported by gradually improving market conditions and a competitive performance with share gains. Underlying sales growth of 5% in the fourth quarter, with 4% volume, reflected a step up in performance and recovery post Goods and Services Tax related disruption.

●      Indonesia underlying sales grew 4% and China was flat, with both seeing a return to growth in the second half. In the fourth quarter both delivered their strongest quarter of the year, benefitting from decisive actions earlier in the year and soft comparators.

●      Latin America: 0.5% underlying sales growth, as pricing was largely offset by volume declines in challenging markets. Underlying sales grew 3.2% in the fourth quarter driven by a recovery in Brazil as corrective actions in laundry and deodorants began to show progress.

Turnover was €50.5 billion, down (3.8)% versus the prior year, including (5.9)% from currency and (1.2)% from disposals net of acquisitions. The currency impact during the year was primarily driven by Latin American currencies, the Indian Rupee, the US dollar, and the Turkish Lira depreciating against the Euro.

Profitability
(unaudited)	UOP	UOP growth	UOM%	Change in UOM	OP	OP growth	OM%	Change in OM
Full Year	€10.1bn	(1.1)%	20.0%	60bps	€9.0bn	2.4%	17.9%	110bps

Underlying operating profit was €10.1 billion, a decrease of (1.1)% versus the prior year, as currency headwinds more than offset strong operational delivery. Underlying operating margin of 20.0% was up 60bps against a prior year base of 19.4%, driven by structural improvements in gross margin and overhead discipline, which enabled continued investment behind our brands.

●      Gross margin increased 20bps to 46.9%, driven by productivity initiatives, volume leverage and positive mix. The year-on-year improvement was broadly balanced between the first and second half, with strong execution across the value chain sustaining margins despite a more volatile cost and currency environment.

●      Brand and marketing investment (BMI) increased 10bps to 16.1% of turnover, as we continued to invest competitively behind our brands, particularly in Beauty & Wellbeing and Personal Care. This reflects the significant step up in BMI over the last four years, up 300bps.

●      Overheads improved strongly by 50bps, driven by the delivery of our productivity programme ahead of plan and continued cost discipline across the organisation. These savings more than offset inflationary pressures and stranded costs related to the demerger of Ice Cream, demonstrating the impact of our simplification efforts.

Operating profit was €9.0 billion, up 2.4% versus 2024, reflecting lower restructuring costs and a reduced loss on disposals compared to the prior year.

Productivity programme

Our productivity programme, launched in 2024 to simplify the business, evolve our category-focused business model and remove stranded overheads related to Ice Cream, is further ahead of schedule in its delivery of €800 million of savings. Unilever delivered €670 million of savings by the end of 2025, above the previous expectation of €650 million. The remaining €130 million of savings will be delivered in 2026.

Ice Cream demerger

On 6 December 2025, Unilever completed the demerger of its Ice Cream business, with The Magnum Ice Cream Company N.V. (TMICC) listed as a standalone, pure-play global Ice Cream business in Amsterdam, London and New York. We have retained a minority stake of approximately 19.9% in TMICC, which will be sold down in an orderly and considered manner to pay demerger costs and to maintain capital flexibility.

Capital allocation

Our capital allocation priorities remain unchanged. We will invest in the growth and productivity of Unilever as a priority. Alongside this we will continue to reshape our portfolio, return capital to shareholders through our attractive dividend and use surplus cash to fund share buybacks.

In 2025, we significantly shifted Unilever's portfolio through several key activities, including the demerger of Ice Cream:

●      December 2025: Completed the demerger of The Magnum Ice Cream Company, creating a more focused Unilever.

We undertook targeted acquisitions and divestments to access growth opportunities in our priority areas and to focus on fewer, bigger and more scalable brands. In aggregate, we have completed or announced 10 transactions since the start of 2025.

●      In April 2025 and September 2025, Unilever completed the acquisitions of Wild and Dr. Squatch, respectively. These brands enhance our premium Personal Care portfolio.

●      April 2025: Hindustan Unilever Limited completed the acquisition of premium actives-led beauty brand Minimalist, as it continues to evolve its Beauty & Wellbeing portfolio towards higher growth and demand spaces in India.

●      April 2025: Unilever completed the sale of Conimex.

●      September 2025: Unilever completed the sale of The Vegetarian Butcher.

●      November 2025: Unilever completed the sale of Kate Somerville.

●      January 2026: Unilever announced the sale of our Indonesia Tea Business. The transaction is expected to close in the first half of 2026.

●      January 2026: Unilever announced the agreement to sell our Home Care businesses in Colombia and Ecuador. The transactions are expected to close during 2026.

●      February 2026: Unilever completed the sale of Graze.

In 2025, we returned €6.0 billion to shareholders through cash dividends and share buybacks.

The quarterly interim dividend for the fourth quarter is €0.4664 per share, an increase of 3.0% versus the third quarter.

Today we announce a new share buyback of up to €1.5 billion that is expected to commence in the second quarter of 2026, this follows the completion of a €1.5 billion share buyback programme in May 2025.

Conference Call

Following the release of this trading statement on 12 February 2026 at 7:00 AM (UK time), there will be a webcast at

8:00 AM available on the website www.unilever.com/investors/results-events/.

A replay of the webcast and the slides of the presentation will be made available after the live meeting.

Upcoming Events

Date	Events
17 February 2026	CAGNY Conference 2026
30 April 2026	Q1 2026 Trading Statement

Full Year Review: Business Groups

	Full Year 2025						Fourth Quarter 2025
(unaudited)	Turnover	USG	UVG	UPG	UOM	Change in UOM	Turnover	USG	UVG	UPG
Unilever	€50.5bn	3.5%	1.5%	2.0%	20.0%	60bps	€12.6bn	4.2%	2.1%	2.0%
Beauty & Wellbeing	€12.8bn	4.3%	2.2%	2.1%	19.2%	(20)bps	€3.2bn	4.7%	2.8%	1.8%
Personal Care	€13.2bn	4.7%	1.1%	3.6%	22.6%	50bps	€3.3bn	5.1%	0.6%	4.5%
Home Care	€11.6bn	2.6%	2.2%	0.4%	14.9%	40bps	€2.8bn	4.7%	4.0%	0.6%
Foods	€12.9bn	2.5%	0.8%	1.7%	22.6%	130bps	€3.3bn	2.3%	1.3%	1.0%

Beauty & Wellbeing (25% of Group turnover)
(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
Full Year	€12.8bn	4.3%	2.2%	2.1%	(0.6)%	(5.8)%	(2.3)%	19.2%	(20)bps
Fourth Quarter	€3.2bn	4.7%	2.8%	1.8%	0.5%	(8.4)%	(3.7)%

Beauty & Wellbeing underlying sales grew 4.3%, with 2.2% from volume and 2.1% from price. Growth was driven by double-digit growth in Wellbeing, Vaseline, and Dove reflecting the ongoing elevation of the portfolio through science-led, premium innovations. In the fourth quarter, underlying sales growth was 4.7% with 2.8% from volume, supported by improved performance in several key markets in Asia Pacific Africa. Wellbeing continued to outperform its market, despite growth moderating as category conditions softened.

●      Hair Care grew low-single digit with positive price partially offset by negative volume. Dove grew double-digit with balanced volume and price, driven by the launch of its new fibre repair technology range. This was partially offset by actions taken to reduce tail brands in the portfolio and softness in some emerging markets impacting brands such as Sunsilk and Clear.

●      Core Skin Care delivered mid-single digit growth, with positive contributions from volume and price. Growth was led by Vaseline, which delivered double-digit growth for the third straight year.

●      Wellbeing grew double-digit led by volume. Nutrafol and Liquid I.V. delivered double-digit growth, while Olly grew high-single digit, supported by premium gummy innovations.

●      Prestige Beauty delivered low-single digit growth driven by price. Growth was led by strong double-digit growth in Hourglass and K18, while Dermalogica and Paula's Choice declined but returned to growth in the second half.

Underlying operating profit was €2.5 billion, down (3.2)% versus the prior year. Underlying operating margin decreased (20)bps to 19.2% as a significant improvement in overheads was offset by a slight decline in gross margins and a significant increase in brand and marketing investment behind Power Brands and premium innovations.

Personal Care (26% of Group turnover)
(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
Full Year	€13.2bn	4.7%	1.1%	3.6%	(1.8)%	(6.0)%	(3.4)%	22.6%	50bps
Fourth Quarter	€3.3bn	5.1%	0.6%	4.5%	4.7%	(7.1)%	2.2%

Personal Care underlying sales grew 4.7%, with 1.1% from volume and 3.6% from price. This competitive growth was led by commodity-driven price increases, while volume was supported by premium innovation, particularly in Dove, which grew high-single digit. Strong volume growth in developed markets was partially offset by a decline in Latin America, where we outperformed a softer market. In the fourth quarter, underlying sales growth remained strong at 5.1%, with positive volumes and an acceleration in price growth.

●      Deodorants grew low-single digit, with positive price and volume. Growth was led by double-digit growth in Dove, supported by the continued success of Whole Body Deodorants. This was partially offset by a volume decline in Latin America amidst softer market conditions. In the fourth quarter, growth improved sequentially to mid-single digit, reflecting early progress from actions taken to improve format mix in Brazil.

●      Skin Cleansing grew mid-single digit, led by price and premiumisation. Dove grew mid-single digit, while Lifebuoy was flat as volumes were impacted by commodity-driven price increases.

●      Oral Care grew mid-single digit, driven by strong growth in Close Up and Pepsodent as both brands launched premium innovations including whitening and naturals ranges.

Underlying operating profit was €3.0 billion, down (1.4)% versus the prior year. Underlying operating margin increased 50bps to 22.6% driven by improvements in gross margin and overheads, which was partially offset by a strong step-up in brand investment, particularly in the US and premium segments.

Home Care (23% of Group turnover)
(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
Full Year	€11.6bn	2.6%	2.2%	0.4%	(1.7)%	(7.1)%	(6.4)%	14.9%	40bps
Fourth Quarter	€2.8bn	4.7%	4.0%	0.6%	(0.2)%	(8.5)%	(4.4)%

Home Care underlying sales grew 2.6%, with 2.2% from volume and 0.4% from price.  Performance improved sequentially through the year, driven by strong growth in Europe supported by premium innovations and improved execution. This was partially offset by a decline in Brazil due to slower market conditions and pricing actions taken to restore competitiveness. In the fourth quarter, underlying sales growth accelerated to 4.7% with 4.0% from volume, which was supported by a return to growth in Brazil as pricing actions took effect and continued strong volume in India.

●      Fabric Cleaning was flat with flat volume and price. Wonder Wash continued to scale and delivered another year of strong growth following its launch in 2024, and is now in 30 markets. Performance was offset by a decline in Brazil, Home Care's second-largest market. Pricing actions taken to restore competitiveness have started to show early progress with Brazil returning to growth in the fourth quarter.

●      Home & Hygiene grew mid-single digit, with strong performances from Cif and Domestos. Growth was led by premium innovations, including the launch of Cif Infinite Clean, a multi-purpose cleaner powered by probiotics.

●      Fabric Enhancers grew high-single digit, led by volume. Comfort delivered high-single digit volume led growth, supported by premium formats and fragrance-led innovation.

Underlying operating profit was €1.7 billion, down (3.8)% versus the prior year. Underlying operating margin increased 40bps to 14.9% as commodity and foreign exchange headwinds to gross margin were more than offset by improved overheads and disciplined brand investment focused on fewer, higher-impact innovations.

Foods (26% of Group turnover)

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
Full Year	€12.9bn	2.5%	0.8%	1.7%	(0.8)%	(4.7)%	(3.2)%	22.6%	130bps
Fourth Quarter	€3.3bn	2.3%	1.3%	1.0%	(1.2)%	(6.1)%	(5.1)%

Foods underlying sales grew 2.5%, with 0.8% from volume and 1.7% from price, with growth driven by strong performance in emerging markets. Developed market underlying sales growth was flat despite declining markets as Hellmann's continued to perform well, benefitting from the strength of its flavoured mayonnaise range across over 30 markets. In the fourth quarter, underlying sales growth was 2.3% with 1.3% from volume, reflecting a continued slower market.

●      Cooking Aids grew low-single digit, driven primarily by price. Knorr grew low-single digit with a slight decline in developed markets offset by positive volume and price in emerging markets.

●      Condiments delivered mid-single digit growth with balanced volume and price. Hellmann's grew mid-single digit led by volume with continued premiumisation and particularly strong momentum in emerging markets.

●      Unilever Food Solutions was flat, with positive volume in North America offset by declines in China, reflecting weaker out-of-home consumption and macroeconomic pressure.

Underlying operating profit was €2.9 billion, up 2.7% versus the prior year. Underlying operating margin increased 130bps to 22.6%, driven primarily by improvements in gross margin and overheads, alongside disciplined brand investment as we continue to drive our focused Foods strategy.

Full Year Review: Geographical Areas

	Full Year 2025				Fourth Quarter 2025
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
Unilever	€50.5bn	3.5%	1.5%	2.0%	€12.6bn	4.2%	2.1%	2.0%
Asia Pacific Africa	€22.4bn	4.6%	3.0%	1.6%	€5.5bn	6.9%	5.7%	1.2%
The Americas	€18.6bn	3.3%	-%	3.2%	€4.7bn	3.0%	(0.8)%	3.8%
Europe	€9.5bn	1.5%	1.2%	0.3%	€2.4bn	0.1%	(0.2)%	0.3%

	Full Year 2025				Fourth Quarter 2025
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
Emerging markets	€30.0bn	3.5%	0.8%	2.7%	€7.4bn	5.8%	3.2%	2.5%
Developed markets	€20.5bn	3.6%	2.6%	0.9%	€5.2bn	1.7%	0.5%	1.1%
North America	€11.2bn	5.3%	3.8%	1.4%	€2.8bn	2.8%	1.3%	1.5%
Latin America	€7.4bn	0.5%	(5.1)%	5.9%	€1.9bn	3.2%	(3.6)%	7.1%

Asia Pacific Africa (44% of Group turnover)

Underlying sales growth was 4.6%, with 3.0% from volume and 1.6% from price.

●      India grew 4% on a consolidated basis, with underlying volume growth of 3%. Underlying sales growth accelerated to 5% in the fourth quarter, with 4% volume, with gains in market share. Growth was led by our premium portfolio in Personal Care, Beauty & Wellbeing and strong delivery in laundry liquids.

●      China underlying sales were flat, with improvement in the second half including mid-single digit growth in the fourth quarter. Actions taken to reset the business, including strengthening our go-to-market approach and accelerating premiumisation, drove improved results, although market growth remained weak. Fourth quarter growth was led by Beauty & Wellbeing and Personal Care, while Foods continued to be affected by a decline in restaurant traffic.

●      Indonesia delivered underlying sales growth of 4%, with a significant recovery in the second half as a result of our extensive reset of the business. Fourth quarter growth was 17% due to our operational improvements and significant de-stocking in the prior year, which will not benefit future periods.

●      Africa delivered low-single digit growth with a slight volume decline against a challenging consumer environment.

The Americas (37% of Group turnover)

Underlying sales growth was 3.3%, with flat volume and 3.2% from price.

●      North America grew 5.3%, led by 3.8% from volume, reflecting the benefits of the multi-year transformation of our portfolio towards Beauty & Wellbeing and Personal Care. Growth was ahead of the market and was led by Wellbeing, Skin Cleansing and Deodorants. In the fourth quarter, while we continued to outperform our markets, our growth moderated as category growth softened across most categories.

●      Latin America grew 0.5%, with 5.9% from price largely offset by (5.1)% from volume. Performance was impacted by economic and political uncertainty in the region, which weighed on consumer sentiment. Brazil and Mexico, our two largest markets, both declined low-single digit, largely offsetting price-led growth in Argentina. In Brazil, the fourth quarter showed early signs of stabilisation with flat underlying sales growth led by a return to growth in Home Care.

Europe (19% of Group turnover)

Underlying sales growth was 1.5%, with 1.2% from volume and 0.3% from price.

●      Europe delivered low-single digit growth as strong volume growth in Home Care, behind further roll out of Wonder Wash and other premium innovations, was partially offset by declines in Foods. Growth was uneven across the markets, with good growth in France and Italy partially offset by weakness in Germany. In the fourth quarter, underlying sales growth was 0.1% as market growth slowed across our categories, as low single-digit growth in Beauty & Wellbeing and Personal Care was offset by a decline in Foods.

Additional commentary on the financial statements - Full Year

Finance costs and tax

Net finance costs decreased by €17 million to €503 million in 2025. Higher pension and other interest income was partially offset by an increase in other interest costs.

The underlying effective tax rate for 2025 was 25.7% (2024: 25.9%). Decreases in non-deductible interest and irrecoverable WHT were largely offset by lower benefits from tax settlements versus 2024. The effective tax rate was 29.4% which includes the impact of the separation of the Ice Cream business. This compares to 28.7% in the prior year which included impacts linked to disposals.

Joint ventures, associates and other income from non-current investments

Net profit from joint ventures and associates was €245 million, a decrease of €5 million compared to 2024. Other loss from non-current investments was €(17) million, versus a gain of €13 million in the prior year, primarily due to currency movements.

Share consolidation

In December 2025, we implemented a share consolidation to maintain comparability of Unilever's share price, earnings per share and dividends per share before and after the demerger of Ice Cream. The share consolidation was implemented on an 8 for 9 basis, whereby shareholders received 8 new Unilever shares for every 9 shares previously held.

Earnings per share

For underlying, basic and diluted earnings per share, the impact of the share consolidation has been applied retrospectively to prior periods to ensure consistent comparability.

Underlying earnings per share increased 0.7% to €3.08, including (8.8)% of adverse currency. The increase, despite adverse currency, reflects constant currency profit growth, a reduction in the average number of shares driven by the share buyback programme, which contributed 1.5%, and benefits from lower tax. Diluted earnings per share of €2.59 increased by 6.2% versus the prior year.

Restructuring costs

Restructuring costs were 1.2% of turnover at €599 million, a decrease from €710 million in the prior year. This reduction reflects the higher productivity programme restructuring costs in 2024. 2025 spend was concentrated in supply chain, productivity initiatives and functional transformation.

Free cash flow

100% cash conversion for the year, with free cash flow of €5.9 billion. This was down €0.4 billion compared with €6.3 billion delivered in 2024 due primarily to tax on disposals related to the Ice Cream demerger. Working capital improvements during the year were more than offset by an increase in tax on disposals and restructuring payments. Capital expenditures were largely flat.

Underlying return on invested capital

Underlying return on invested capital remained strong at 19.0%. The slight decline versus 19.1% in 2024 reflected the fall in underlying operating profit primarily due to adverse currency impacts. Average invested capital in 2025 was largely flat versus 2024.

Net debt

Closing net debt was €23.1 billion compared to €24.5 billion at 31 December 2024. This translated into a net debt / underlying EBITDA ratio of 2.0x. The decrease in net debt was primarily driven by free cash flow and a €3 billion payment by TMICC to Unilever ahead of the demerger as TMICC raised separate debt facilities as a standalone entity. This was partially offset by dividends paid and the €1.5 billion share buyback programme executed during the first half of 2025.

Pensions

Pension assets net of liabilities were in surplus of €3.5 billion at 31 December 2025, compared with €3.0 billion at 31 December 2024. Higher discount rates led to a decrease in liabilities and growth assets delivered positive returns.

Share buyback programme

In February 2025, we announced a share buyback programme of up to €1.5 billion to be completed on or before 6 June 2025. The programme commenced on 13 February 2025 and was completed on 30 May 2025. We repurchased 27,815,955 ordinary shares.

Reflecting the Group's continued strong cash generation, the Board has approved a new share buyback with an aggregate market value equivalent of up to €1.5 billion, which will be bought back in the form of Unilever PLC ordinary shares. The new share buyback is expected to commence in quarter two of 2026. The purpose of the share buyback is to reduce the capital of Unilever PLC.

Finance and liquidity

In 2025, the following notes matured and were repaid:

●      January: €650 million 0.50% fixed rate notes

●      March: $350 million 3.375% fixed rate notes and €1,000 million 1.25% fixed rate notes

●      July: $500 million 3.10% fixed rate notes and €650 million 0.875% fixed rate notes

The following notes were issued:

●      May: €700 million 2.75% fixed rate notes due May 2030 and €800 million 3.375% fixed rate notes due May 2035

●      September: €600 million floating rate notes due September 2027 and $150 million 4.824% fixed rate notes due September 2035

●      October: €850 million 2.875% fixed rate notes due October 2032 and €800 million 3.50% fixed rate notes due October 2037

On 31 December 2025, Unilever had undrawn revolving 364-day bilateral credit facilities in aggregate of $5,200 million and €2,600 million with a 364-day term out.

Discontinued operations

The results of Ice Cream, for the period of ownership until the demerger on 6th December 2025, are included in discontinued operations. This is not included in non-GAAP measures including underlying earnings per share (UEPS).

In 2025, our discontinued operations generated €7,691 million turnover, with operating profit of €4,050 million and profit after taxation on demerger of discontinued operations of €3,798 million. Our profit after taxation on demerger of discontinued operations in 2025 reflected the gain on demerger. Cash flow from discontinued operations included an operating inflow of €0.3 billion. Investing outflow was €0.7 billion, mainly from the cash de-recognised at the time of the demerger and capital expenditure. Financing activities contributed a €3.0 billion inflow, primarily from the bond issuance completed by The Magnum Ice Cream Company.

Non-GAAP measures

Certain discussions and analyses set out in this announcement include measures which are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures.

Unless specifically mentioned, our non-GAAP measures for 2025 and comparative periods are presented on a continuing operations basis.

Unilever uses 'constant rate', and 'underlying' measures primarily for internal performance analysis and targeting purposes. We present certain items, percentages and movements, using constant exchange rates, which exclude the impact of fluctuations in foreign currency exchange rates. We calculate constant currency values by translating both the current and the prior period local currency amounts using the prior year average exchange rates into euro, except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into euros using the prior year closing exchange rate before the application of IAS 29. The table below shows exchange rate movements in our key markets.

	Annual average rate in 2025	Annual average rate in 2024
Brazilian real (€1 = BRL)	6.297	5.761
Chinese yuan (€1 = CNY)	8.092	7.751
Indian rupee (€1 = INR)	97.630	90.652
Indonesia rupiah (€1 = IDR)	18,481	17,177
Mexican peso (€1 = MXN)	21.710	19.589
Philippine peso (€1 = PHP)	64.488	62.055
Turkish lira (€1 = TRY)	49.277	36.671
UK pound sterling (€1 = GBP)	0.855	0.848
US dollar (€1 = US$)	1.124	1.085

Underlying sales growth (USG)

Underlying sales growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals, changes in currency and price growth in excess of 26% in hyperinflationary economies. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. The impact of acquisitions and disposals (A&D) is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself.

The reconciliation of changes in the GAAP measure of turnover to USG is as follows:
(unaudited)	Beauty & Wellbeing	Personal Care	Home Care	Foods	Total
Fourth Quarter
Turnover (€ million)
2024	3,310	3,235	2,960	3,434	12,939
2025	3,189	3,307	2,830	3,260	12,586
Turnover growth (%)	(3.7)	2.2	(4.4)	(5.1)	(2.7)
Effect of acquisitions (%)	0.6	4.7	-	-	1.3
Effect of disposals (%)	(0.1)	-	(0.2)	(1.2)	(0.4)
Effect of currency-related items (%), of which:	(8.4)	(7.1)	(8.5)	(6.1)	(7.5)
Exchange rates changes (%)	(8.7)	(7.6)	(9.1)	(6.3)	(7.9)
Extreme price growth in hyperinflationary markets* (%)	0.4	0.5	0.7	0.3	0.5
Underlying sales growth (%)	4.7	5.1	4.7	2.3	4.2
Full Year
Turnover (€ million)
2024	13,157	13,618	12,352	13,352	52,479
2025	12,848	13,161	11,565	12,929	50,503
Turnover growth (%)	(2.3)	(3.4)	(6.4)	(3.2)	(3.8)
Effect of acquisitions (%)	0.4	1.9	-	-	0.6
Effect of disposals (%)	(1.0)	(3.6)	(1.7)	(0.8)	(1.8)
Effect of currency-related items (%), of which:	(5.8)	(6.0)	(7.1)	(4.7)	(5.9)
Exchange rates changes (%)	(6.2)	(6.5)	(7.7)	(5.1)	(6.3)
Extreme price growth in hyperinflationary markets* (%)	0.4	0.5	0.6	0.4	0.5
Underlying sales growth (%)	4.3	4.7	2.6	2.5	3.5

(unaudited)	Asia Pacific Africa	The Americas	Europe	Total
Fourth Quarter
Turnover (€ million)
2024	5,691	4,831	2,417	12,939
2025	5,497	4,707	2,382	12,586
Turnover growth (%)	(3.4)	(2.6)	(1.5)	(2.7)
Effect of acquisitions (%)	0.3	2.7	1.2	1.3
Effect of disposals (%)	-	(0.3)	(1.7)	(0.4)
Effect of currency-related items (%), of which:	(9.9)	(7.6)	(1.0)	(7.5)
Exchange rates changes (%)	(10.6)	(7.9)	(1.0)	(7.9)
Extreme price growth in hyperinflationary markets* (%)	0.7	0.3	-	0.5
Underlying sales growth (%)	6.9	3.0	0.1	4.2
Full Year
Turnover (€ million)
2024	23,448	19,605	9,426	52,479
2025	22,427	18,622	9,454	50,503
Turnover growth (%)	(4.4)	(5.0)	0.3	(3.8)
Effect of acquisitions (%)	0.2	0.9	0.9	0.6
Effect of disposals (%)	(2.4)	(1.1)	(1.9)	(1.8)
Effect of currency-related items (%), of which:	(6.5)	(7.8)	(0.1)	(5.9)
Exchange rates changes (%)	(7.0)	(8.4)	(0.1)	(6.3)
Extreme price growth in hyperinflationary markets* (%)	0.5	0.7	-	0.5
Underlying sales growth (%)	4.6	3.3	1.5	3.5
*Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the underlying sales growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

Underlying price growth (UPG)

Underlying price growth (UPG) is part of USG and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price, we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained in USG above.

Underlying volume growth (UVG)

Underlying volume growth (UVG) is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (i) the increase in turnover attributable to the volume of products sold; and (ii) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact on USG due to changes in prices.

Non-underlying items

Some of our non-GAAP measures are adjusted to exclude items defined as non-underlying. Management considers non-underlying items to be significant, unusual or non-recurring in nature and so believe that separately identifying them helps users to better understand the financial performance of the Group from period to period.
●      Non-underlying items within operating profit are: gains or losses on business disposals, acquisition and disposal related costs, restructuring costs, impairments and other approved one-off items within operating profit classified here due to their nature and frequency.
●      Non-underlying items not in operating profit but within net profit are: net monetary gain/(loss) arising from hyperinflationary economies and significant and unusual items in net finance cost, share of profit/(loss) of joint ventures and associates and taxation.
●      Non-underlying items after tax is calculated as non-underlying items within operating profit after tax plus non-underlying items not in operating profit but within net profit after tax.

Consequently, within underlying operating profit we exclude the following items:

●      Restructuring costs are costs that are directly attributable to a restructuring project. Management define a restructuring project as a strategic, major initiative that delivers cost savings and materially change either the scope of the business or the manner in which the business is conducted.
●      Acquisitions and disposal related costs are costs that are directly attributable to a business acquisition or disposal project.
●      Impairment of assets including goodwill, intangible assets and property, plant and equipment.
●      Gains or losses from the disposal of group companies which arise from business disposal projects.
●      Other approved one-off items are those additional matters considered by management to be significant and outside the course of normal operations.

The breakdown of non-underlying items is shown below:
€ million	Full Year
(unaudited)	2025	2024(g)
Non-underlying items within operating profit before tax	(1,047)	(1,369)
Acquisition and disposal-related costs(a)	(288)	(293)
Gain on disposal of group companies(b)	(36)	(229)
Restructuring costs(c)	(599)	(710)
Impairments(d)	(43)	(134)
Other(e)	(81)	(3)
Tax on non-underlying items within operating profit	7	88
Non-underlying items within operating profit after tax	(1,040)	(1,281)
Non-underlying items not in operating profit but within net profit before tax	(34)	(167)
Interest related to non-underlying items(f)	34	35
Net monetary loss arising from hyperinflationary economies	(68)	(201)
Tax impact of non-underlying items not in operating profit but within net profit, including non-underlying tax items	(39)	85
Non-underlying items not in operating profit but within net profit after tax	(73)	(82)
Non-underlying items after tax	(1,113)	(1,363)
Attributable to:
Non-controlling interests	(34)	22
Shareholders' equity	(1,079)	(1,385)

(a)   2025 includes a charge of €98 million (2024 €225 million)  relating to the revaluation of the minority interest liability of Nutrafol and Oziva, and €91 million related to the Ice Cream separation.

(b)  2025 net loss arises from the disposals of The Vegetarian Butcher and Kate Somervile partially offset by gain on Conimex disposal. 2024 net loss related to the disposals of our Russian business, Elida Beauty, PureIt, and Qinyuan.

(c)   In 2024, we announced the launch of a company-wide Productivity programme to support margin improvement through specific interventions. The majority of the costs incurred that relate to the Productivity programme were for redundancy and are recognised as restructuring in line with our policy. The remaining cost comprise technology and supply chain projects.

(d)  2025 includes an impairment charge of €42 million relating to REN ..

(e)  Other includes a charge for the settlement of cases reached during the year with plaintiff law firms, and an estimated amount for potential future claims relating to litigation arising from products which are no longer manufactured and sold by the Group.

(f)   2025  includes impact of  Elida Beauty seller note settlement. 2024 impact was driven by interest related to UK tax audit of intangible income and centralised services.

(g)   2024 comparatives have been re-presented to reflect the demerger of the Ice Cream Business Group.

Underlying operating profit (UOP) and underlying operating margin (UOM)

Underlying operating profit and underlying operating margin mean operating profit and operating margin before the impact of non-underlying items within operating profit. Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for making decisions about allocating resources and assessing performance of the segments. The reconciliation of operating profit to underlying operating profit is as follows:

€ million	Full Year
(unaudited)	2025	2024(a)
Operating profit	9,037	8,829
Non-underlying items within operating profit	1,047	1,369
Underlying operating profit	10,084	10,198
Turnover	50,503	52,479
Operating margin (%)	17.9	16.8
Underlying operating margin (%)	20.0	19.4

(a)       2024 comparatives have been re-presented to reflect the demerger of the Ice Cream Business Group

Underlying effective tax rate

The underlying effective tax rate is calculated by dividing taxation excluding the tax impact of non-underlying items by profit before tax excluding the impact of non-underlying items and share of net (profit)/loss of joint ventures and associates. This measure reflects the underlying tax rate in relation to profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates. Tax impact on non-underlying items within operating profit is the sum of the tax on each non-underlying item, based on the applicable country tax rates and tax treatment. This is shown in the following table:

€ million	Full Year
(unaudited)	2025	2024(a)
Taxation	2,481	2,332
Tax impact of:
Non-underlying items within operating profit	7	88
Non-underlying items not in operating profit but within net profit	(39)	85
Taxation before tax impact of non-underlying items	2,449	2,505
Profit before taxation	8,693	8,371
Share of net profit of joint ventures and associates	(245)	(250)
Profit before tax excluding share of net profit of joint ventures and associates	8,448	8,121
Non-underlying items within operating profit before tax	1,047	1,369
Non-underlying items not in operating profit but within net profit before tax	34	167
Profit before tax excluding non-underlying items before tax and share of net profit of joint ventures and associates	9,529	9,657
Effective tax rate (%)	29.4	28.7
Underlying effective tax rate (%)	25.7	25.9

  (a) 2024 comparatives have been re-presented to reflect the demerger of the Ice Cream Business Group

Underlying earnings per share

Underlying earnings per share (underlying EPS) is calculated as underlying profit attributable to shareholders' equity divided by the diluted average number of ordinary shares. For 2025 and 2024, the number of shares used in the calculation has been adjusted for the impact of the share consolidation as if it took place at the start of each period presented. In calculating underlying profit attributable to shareholders' equity, net profit attributable to shareholders' equity is adjusted to eliminate the post-tax impact of non-underlying items. This measure reflects the underlying earnings for each share unit of the Group. Refer to note 5 for reconciliation of net profit attributable to shareholders' equity to underlying profit attributable to shareholders' equity.

The reconciliation of net profit attributable to shareholders' equity to underlying profit attributable to shareholders' equity is as follows:

€ million	Full Year
(unaudited)	2025	2024(a)
Net profit	6,213	6,039
Non-controlling interest	(531)	(609)
Net profit attributable to shareholders' equity - used for basic and diluted earnings per share	5,682	5,430
Post-tax impact of non-underlying items attributable to shareholders' equity	1,079	1,385
Underlying profit attributable to shareholders' equity - used for basic and diluted earnings per share	6,761	6,816
Diluted average number of shares (millions of share units)	2,195	2,229
Diluted EPS (€)	2.59	2.44
Underlying EPS - diluted (€)	3.08	3.06

(a) 2024 comparatives have been re-presented to reflect the demerger of the Ice Cream Business Group

Net debt

Net debt is a measure that provides valuable additional information on the summary presentation of the Group's net financial liabilities and is a measure in common use elsewhere. Net debt is defined as the excess of total financial liabilities, excluding trade payables and other current liabilities, over cash, cash equivalents and other current financial assets, excluding trade and other current receivables, and non-current financial asset derivatives that relate to financial liabilities. Net debt for 2024 is not re-presented and is based on the reported balance sheet as at 31 December 2024.

The reconciliation of total financial liabilities to net debt is as follows:

€ million	Full Year
(unaudited)	2025	2024
Total financial liabilities	(28,278)	(32,053)
Current financial liabilities	(2,582)	(6,987)
Non-current financial liabilities	(25,696)	(25,066)
Cash and cash equivalents as per balance sheet	3,941	6,136
Cash and cash equivalents as per cash flow statement	3,870	5,950
Add: bank overdrafts deducted therein	65	180
Less: cash and cash equivalents held for sale	6	6
Other current financial assets	1,121	1,330
Non-current financial asset derivatives that relate to financial liabilities	140	68
Net debt	(23,076)	(24,519)

Underlying earnings before interest, taxation, depreciation and amortisation (UEBITDA)

Underlying earnings before interest, taxation, depreciation and amortisation means operating profit before the impact of depreciation, amortisation and non-underlying items within operating profit. We only use UEBITDA to assess our leverage level, which is expressed as net debt to UEBITDA. UEBITDA for 2024 is presented on a continuing results and therefore will show a different leverage level compared to what has been previously reported. The reconciliation of operating profit to UEBITDA is as follows:

€ million	Full Year
(unaudited)	2025	2024(a)
Net profit from continuing operations	6,213	6,039
Net finance costs	503	520
Net monetary loss arising from hyperinflationary economies	68	201
Share of net profit of joint ventures and associates	(245)	(250)
Other loss/(income) from non-current investments and associates	17	(13)
Taxation	2,481	2,332
Operating profit	9,037	8,829
Depreciation and amortisation	1,310	1,236
Earnings before interest, taxes, depreciation and amortisation (EBITDA)	10,347	10,065
Non-underlying items within operating profit	1,047	1,369
Underlying earnings before interest, taxes, depreciation and amortisation (UEBITDA)	11,394	11,434

(a) 2024 comparatives have been re-presented to reflect the demerger of the Ice Cream Business Group

Free cash flow (FCF)

Within the Unilever Group, free cash flow (FCF) is defined as cash flow from operating activities, less income taxes paid, net capital expenditure and net interest payments. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. FCF reflects an additional way of viewing our liquidity that we believe is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund our strategic initiatives, including acquisitions, if any.

The reconciliation of cash flow from operating activities to FCF is as follows:

€ million	Full Year
(unaudited)	2025	2024(a)
Cash flow from operating activities	10,772	10,913
Income tax paid	(2,720)	(2,452)
Net capital expenditure	(1,465)	(1,599)
Net interest paid	(666)	(559)
Free cash flow	5,921	6,304
Net cash flow (used in)/from investing activities	(2,394)	(423)
Net cash flow used in financing activities	(9,884)	(6,829)

(a) 2024 comparatives have been re-presented to reflect the demerger of the Ice Cream Business Group

Cash conversion

Unilever defines cash conversion as free cash flow excluding tax on disposal as a proportion of net profit, excluding gain/loss on disposal and income from JV, associates and non-current investments. This reflects our ability to convert profit to cash.

€ million	Full Year
(unaudited)	2025	2024(a)
Net profit	6,213	6,039
Loss/(gain) on disposal of group companies	36	229
Share of net profit of joint ventures and associates	(245)	(250)
Other (income)/loss from non-current investments and associates	17	(13)
Tax on gain on disposal of group companies	239	140
Net profit excluding P&L on disposals, JV, associates, NCI	6,260	6,145
Cash flow from operating activities	10,772	10,913
Free cash flow	5,921	6,304
Cash impact of tax on disposal	328	111
Free cash flow excluding cash impact of tax on disposal	6,249	6,415
Cash conversion from operating activities (%)	173	181
Cash conversion (%)	100	104

(a)       2024 comparatives have been re-presented to reflect the demerger of the Ice Cream Business Group

Underlying return on invested capital (ROIC)

Underlying return on invested capital (ROIC) is a measure of the return generated on capital invested by the Group. The measure provides a guard rail for long-term value creation and encourages compounding reinvestment within the business and discipline around acquisitions with low returns and long payback. Underlying ROIC is calculated as underlying operating profit after tax divided by the annual average of: goodwill, intangible assets, property, plant and equipment, net assets held for sale, inventories, trade and other current receivables, and trade payables and other current liabilities.

To present a comparable underlying ROIC for 2024, previously reported 2024 assets and liabilities have been re-presented to exclude those relating to the Ice Cream business.

€ million	Full Year
(unaudited)	2025	2024(c)
Operating profit	9,037	8,829
Tax on operating profit(a)	(2,657)	(2,534)
Operating profit after tax	6,380	6,295

Operating profit	9,037	8,829
Non-underlying items within operating profit	1,047	1,369
Underlying operating profit before tax	10,084	10,198
Tax on underlying operating profit(b)	(2,592)	(2,645)
Underlying operating profit after tax	7,492	7,553
Goodwill	17,709	22,311
Intangible assets	17,055	18,590
Property, plant and equipment	8,992	11,669
Net assets held for sale (d)	93	119
Inventories	4,043	5,177
Trade and other current receivables	7,346	6,011
Trade payables and other current liabilities	(16,939)	(16,690)
Period-end invested capital	38,298	47,187
Adjustment to 2024 period end balance for Ice Cream demerger (e)	-	(6,481)
Adjusted period end invested capital	38,298	40,706
Average invested capital for the period (f)	39,502	39,559
Return on invested capital (%)	16.2	15.9
Underlying return on invested capital (%)	19.0	19.1
(a)   Tax on operating profit is calculated as operating profit before tax multiplied by the effective tax rate of 29.4% (2024: 28.7%) which is shown on note 4.
(b)  Tax on underlying operating profit is calculated as underlying operating profit before tax multiplied by the underlying effective tax rate of 25.7% (2024: 25.9%) which is shown on page 16.
(c)   2024 comparatives have been re-presented to reflect the demerger of the Ice Cream Business Group
(d)  2025 excludes €80 million relating to the India Ice Cream business which is classified as a discontinued operation
(e)  The significant items adjusted are €3.6 billion of Goodwill, €2.4 billion of Property, Plant and Equipment, €0.8 billion of intangible assets and €0.3 billion of net working capital.
(f)   In order to compute the average invested capital for 2024, we have adjusted the 2023 closing assets balance to also remove the Ice Cream assets and liabilities.

Cautionary Statement

This announcement may contain forward-looking statements within the meaning of the securities laws of certain jurisdictions, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words and terminology such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', 'ambition', 'target', 'goal', 'plan', 'potential', 'work towards', 'may', 'milestone', 'objectives', 'outlook', 'probably', 'project', 'risk', 'continue', 'should', 'would be', 'seeks', or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding Unilever's emissions reduction and other sustainability-related targets and other climate and sustainability matters (including actions, potential impacts and risks and opportunities associated therewith). Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Unilever Group (the "Group") (including during management presentations) in connection with this announcement. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained in this section. Readers should not place undue reliance on forward-looking statements. Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Group's control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from the forward-looking statements expressed in this announcement are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in Unilever's supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high-quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters and practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards including differences in implementation of climate and sustainability policies in the regions where the Group operates. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any intention, obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual events, to differ materially from those contained in any forward-looking statements. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2024 and the Unilever Annual Report and Accounts 2024.

Enquiries
UK	+44 77 4249 0136	press-office.london@unilever.com	investor.relations@unilever.com
or	+44 77 7999 9683	jonathan.sibun@teneo.com
NL	+31 63 029 6394	willemijn.storimans@unilever.com
or	+31 61 500 8293	fleur-van.bruggen@unilever.com

After the conference call on 12 February 2026 at 8:00 AM (UK time), the webcast of the presentation will be available at www.unilever.com/investors/results-events/.

This Results Presentation has been submitted to the FCA National Storage Mechanism and is available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Consolidated income statement
€ million	Full Year
(unaudited)	2025	2024(a)	Change
Turnover	50,503	52,479	(3.8)%
Operating profit	9,037	8,829	2.4%
Net finance costs	(503)	(520)
Pensions and similar obligations	123	83
Finance income	398	391
Finance costs	(1,024)	(994)
Net monetary loss arising from hyperinflationary economies	(68)	(201)
Share of net profit of joint ventures and associates	245	250
Other income/(loss) from non-current investments and associates	(17)	13
Profit before taxation from continuing operations	8,693	8,371	3.9%
Taxation	(2,481)	(2,332)
Net profit from continuing operations	6,213	6,039	2.9%
Profit after taxation from discontinued operations	425	330
Gain on disposal of discontinued operation	3,373	-
Net profit from discontinued operations	3,798	330
Total net profit	10,011	6,369

Attributable to:
Non-controlling interests	542	625
Shareholders' equity	9,469	5,744	64.9%
Total profit attributable to shareholders' equity arises from:
Continuing operations	5,682	5,430
Discontinued operations	3,787	314
Total profit attributable to non-controlling interests arises from:
Continuing operations	531	609
Discontinued operations	11	16

Earnings per share
Basic earnings per share (euros)	4.33	2.59	67.0%
Basic earnings per share (€) from continuing operations	2.60	2.45	6.1%
Basic earnings per share (€) from discontinued operations	1.73	0.14	1124.3%
Diluted earnings per share (euros)	4.32	2.58	67.6%
Diluted earnings per share (€) from continuing operations	2.59	2.44	6.2%
Diluted earnings per share (€) from discontinued operations	1.73	0.14	1125.1%

(a) 2024 comparatives have been re-presented to reflect the demerger of the Ice Cream Business Group

Consolidated statement of comprehensive income
€ million	Full Year
(unaudited)	2025	2024(a)
Net profit	10,011	6,369
Other comprehensive income from continuing operations
Items that will not be reclassified to profit or loss, net of tax:
Gains/(losses) on equity instruments measured at fair value through other comprehensive income	(14)	60
Remeasurement of defined benefit pension plans	137	226
Items that may be reclassified subsequently to profit or loss, net of tax:
Gains/(losses) on cash flow hedges	(111)	122
Currency retranslation gains/(losses)	(2,239)	1,113
Total comprehensive income from continuing operations	(2,227)	1,521
Other comprehensive income from discontinued operations	508	402
Total comprehensive income	8,292	8,292

Attributable to:
Non-controlling interests	187	712
Shareholders' equity	8,105	7,580

(a)       2024 comparatives have been re-presented to reflect the demerger of the Ice Cream Business Group

Consolidated statement of changes in equity
(unaudited)
€ million	Called up share capital	Share premium account	Unification reserve	Other reserves	Retained profit	Total	Non- controlling interest	Total equity
1 January 2024	88	52,844	(73,364)	(8,518)	47,052	18,102	2,662	20,764
Profit or loss for the period	-	-	-	-	5,744	5,744	625	6,369
Other comprehensive income, net of tax:
Gains/(losses) on:
Equity instruments gains/(losses)	-	-	-	60	-	60	-	60
Cash flow hedges gains/(losses)	-	-	-	210	-	210	-	210
Remeasurements of defined benefit pension plans	-	-	-	-	269	269	(5)	264
Currency retranslation gains/(losses)(a)	-	-	-	406	891	1,297	92	1,389
Total comprehensive income	-	-	-	676	6,904	7,580	712	8,292
Dividends on ordinary capital	-	-	-	-	(4,320)	(4,320)	-	(4,320)
Repurchase of shares(d)	-	-	-	(1,508)	-	(1,508)	-	(1,508)
Movements in treasury shares(e)	-	-	-	25	(120)	(95)	-	(95)
Share-based payment credit(f)	-	-	-	-	324	324	-	324
Dividends paid to non-controlling interests	-	-	-	-	-	-	(712)	(712)
Hedging loss/(gain) transferred to non-financial assets	-	-	-	(54)	-	(54)	-	(54)
Other movements in equity	-	-	-	80	(119)	(39)	(97)	(136)
31 December 2024	88	52,844	(73,364)	(9,299)	49,721	19,990	2,565	22,555
Profit or loss for the period	-	-	-	-	9,469	9,469	542	10,011
Other comprehensive income, net of tax:
Gains/(losses) on:
Equity instruments (losses)/gains	-	-	-	(14)	-	(14)	-	(14)
Cash flow hedges (losses)gains	-	-	-	(196)	-	(196)	(2)	(198)
Remeasurements of defined benefit pension plans	-	-	-	-	180	180	(4)	176
Currency retranslation (losses)/gains(a)	-	-	-	(1,258)	(76)	(1,334)	(349)	(1,683)
Total comprehensive income	-	-	-	(1,468)	9,573	8,105	187	8,292
Dividends on ordinary capital	-	-	-	-	(4,453)	(4,453)	-	(4,453)
Non-cash dividend to shareholders(b)	-	-	-	-	(6,752)	(6,752)	-	(6,752)
Cancellation of treasury shares(c)	(3)	-	-	3,770	(3,767)	-	-	-
Repurchase of shares(d)	-	-	-	(1,510)	-	(1,510)	-	(1,510)
Movements in treasury shares(e)	-	-	-	1	(152)	(151)	-	(151)
Share-based payment credit(f)	-	-	-	-	284	284	-	284
Dividends paid to non-controlling interests(g)	-	-	-	-	-	-	(728)	(728)
Hedging loss/(gain) transferred to non-financial assets	-	-	-	(58)	-	(58)	1	(57)
Other movements in equity(h)	-	-	-	300	(225)	75	32	107
31 December 2025	85	52,844	(73,364)	(8,264)	44,229	15,530	2,057	17,587
(a)   Includes a hyperinflation adjustment of €17 million in relation to Argentina and Turkey (2024: €880 million primarily reflects the effect of significant inflationary pressures, particularly in Argentina, compared with 2025).
(b)  A non-cash dividend was distributed to shareholders in connection with the Ice Cream demerger. The distribution was settled through the transfer of the Company's equity interest in the demerged entity, measured at fair value and recognised directly in equity with no associated cash outflow.
(c)   During 2025, 13,288,138 PLC ordinary shares held as treasury shares were cancelled before share consolidation and 51,625,153 cancelled after share consolidation. The amount paid to repurchase these shares was initially recognised in other reserves and is transferred to retained profit on cancellation.
(d)  Repurchase of shares reflects the cost of acquiring ordinary shares as part of the share buyback programmes announced on 8 February 2024 and 13 February 2025.
(e)  Includes purchases and sales of treasury shares, other than the share buyback programme and the transfer from treasury shares to retained profit of share-settled schemes arising from prior years and differences between purchase and grant price of share awards.
(f)   The share-based payment credit relates to the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.
(g)   Includes a non-cash dividend of €199 million by Hindustan Unilever Limited to its minority shareholders.
(h)  Includes the impact on the minority liability and non-controlling interest following the acquisition of Dr. Squatch and Minimalist, and the step-up acquisitions of Nutrafol, Welly and Equilibra.

Consolidated balance sheet

(unaudited)
€ million	As at 31 December 2025	As at 31 December 2024
Non-current assets
Goodwill	17,709	22,311
Intangible assets	17,055	18,590
Property, plant and equipment	8,992	11,669
Pension asset for funded schemes in surplus	4,462	4,164
Deferred tax assets	1,146	1,280
Financial assets	3,065	1,571
Other non-current assets	976	971
	53,405	60,556
Current assets
Inventories	4,043	5,177
Trade and other current receivables	7,346	6,011
Current tax assets	329	373
Cash and cash equivalents	3,941	6,136
Other financial assets	1,121	1,330
Assets held for sale	286	167
	17,066	19,194

Total assets	70,471	79,750

Current liabilities
Financial liabilities	2,582	6,987
Trade payables and other current liabilities	16,939	16,690
Current tax liabilities	1,439	678
Provisions	589	831
Liabilities held for sale	113	48
	21,662	25,234
Non-current liabilities
Financial liabilities	25,696	25,066
Non-current tax liabilities	303	585
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	100	173
Unfunded schemes	844	1,021
Provisions	539	571
Deferred tax liabilities	3,603	4,342
Other non-current liabilities	137	203
	31,222	31,961

Total liabilities	52,884	57,195

Equity
Shareholders' equity	15,530	19,990
Non-controlling interests	2,057	2,565
Total equity	17,587	22,555

Total liabilities and equity	70,471	79,750

Consolidated cash flow statement
(unaudited)	Full Year
€ million	2025	2024(a)
Net profit from continuing operations	6,213	6,039
Taxation	2,481	2,332
Share of net profit of joint ventures/associates and other (income)/loss from non-current investments and associates	(228)	(263)
Net monetary loss arising from hyperinflationary economies	68	201
Net finance costs	503	520
Operating profit from continuing operations	9,037	8,829
Depreciation, amortisation and impairment	1,353	1,370
Changes in working capital	116	(188)
Inventories	(281)	(190)
Trade and other receivables (b)	(2,620)	(211)
Trade payables and other liabilities (b)	3,017	213
Pensions and similar obligations less payments	(74)	(54)
Provisions less payments	(130)	289
Elimination of loss/(profits) on disposals	58	259
Non-cash charge for share-based compensation	255	292
Other adjustments	157	116
Cash flow from continuing operating activities	10,772	10,913
Income tax paid on continuing operations	(2,720)	(2,452)
Net cash flow from continuing operating activities	8,052	8,461
Cash flow from operations attributable to discontinued operations	475	1,231
Income tax paid from discontinued operation	(177)	(173)
Net cash flow from discontinued operating activities	298	1,058
Total cash flows from operating activities	8,350	9,519
Interest received	352	370
Purchase of intangible assets	(174)	(233)
Purchase of property, plant and equipment	(1,417)	(1,381)
Disposal of property, plant and equipment	126	15
Acquisition of businesses and investments in joint ventures and associates	(1,674)	(734)
Disposal of businesses, joint ventures and associates	107	910
Acquisition of other non-current investments	(111)	(166)
Disposal of other non-current investments	239	59
Dividends from joint ventures, associates and other non-current investments	243	261
Sale/(purchase) of financial assets	(85)	476
Net cash flow used in continuing investing activities	(2,394)	(423)
Net cash investing cash flows attributable to discontinued operations	(724)	(202)
Total net cash (outflow)/inflow from investing activities	(3,118)	(625)
Dividends paid on ordinary share capital	(4,453)	(4,319)
Interest paid	(1,018)	(929)
Net change in short-term borrowings	(2,228)	575
Additional financial liabilities	4,278	4,234
Repayment of financial liabilities	(3,547)	(3,846)
Capital element of lease rental payments	(301)	(342)
Repurchase of shares	(1,510)	(1,508)
Other financing activities (c)	(1,105)	(694)
Net cash flow used in continuing financing activities	(9,884)	(6,829)
Net cash flow used in discontinued financing activities	3,070	(112)
Total net cash flow used in financing activities	(6,814)	(6,941)
Net increase/(decrease) in cash and cash equivalents	(1,582)	1,953
Cash and cash equivalents at the beginning of the period	5,950	4,045
Effect of foreign exchange rate changes	(498)	(48)
Cash and cash equivalents at the end of the period	3,870	5,950

(a) 2024 comparatives have been re-presented to reflect the demerger of the Ice Cream Business Group
(b) Net working capital  includes the gross-up impact in receivables and payables arising due to the transitional service arrangement between Unilever and The Magnum Ice Cream Company
(c) Comprises of minority dividend payment, and payments made relating to step up acquisitions

Notes to the condensed consolidated financial statements

(unaudited)

1.  Accounting information and policies

Except as set out below the accounting policies and methods of computation are consistent with the year ended 31 December 2024. In conformity with the requirements of the Companies Act 2006, the condensed consolidated preliminary financial statements have been prepared based on the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB) and UK-adopted international accounting standards.

The condensed consolidated financial statements are shown at current exchange rates, and percentage year-on-year changes are shown to facilitate comparison. The consolidated income statement on page 22, the consolidated statement of comprehensive income on page 23, the consolidated statement of changes in equity on page 24 and the consolidated cash flow statement on page 28 are translated at exchange rates current in each period. The balance sheet on page 25 is translated at period-end rates of exchange.

The condensed consolidated financial statements attached do not constitute the full financial statements within the meaning of Section 434 of the UK Companies Act 2006, which will be finalised and delivered to the Registrar of Companies in due course. Full accounts for Unilever for the year ended 31 December 2024 have been delivered to the Registrar of Companies; the auditors' reports on these accounts were unqualified, did not include a reference to any matters by way of emphasis and did not contain a statement under Section 498 (2) or Section 498 (3) of the UK Companies Act 2006.

Significant accounting policies impacting the basis of preparation of the condensed consolidated financial statements

Assets and liabilities held for sale and discontinued operations

A disposal group is classified as held for sale or distribution when its carrying amount is expected to be recovered principally through a sale or distribution to shareholders rather than through continuing use. A discontinued operation is a component of the Group that has been disposed of or is classified as held for sale or distribution and represents a separate major line of business.  In accordance with IFRS 5, the results of discontinued operations are presented separately in the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of cash flows and related notes. Comparative information is re-presented to exclude the results of discontinued operations.

The Ice Cream Business Group met the criteria to be classified as held for distribution in December 2025, following the Board's formal approval of the demerger. As a former reportable segment and major line of business, all Ice Cream activities have been treated as discontinued operations in both current and comparative periods. Further details and a breakdown of discontinued operations are provided in Note 6.

Non-cash distribution to owners

The demerger of the Ice Cream Business Group was executed through a distribution of shares in The Magnum Ice Cream Company (TMICC) to Unilever shareholders on 6 December 2025. A liability for the non-cash distribution was recognised when the distribution was authorised and no longer at the Group's discretion, measured at the fair value of the assets to be distributed at that date. The distribution was settled on completion of the demerger, at which point the disposal group was derecognised.

Judgement was required in determining the fair value of the Ice Cream Business Group at the distribution date for the purpose of recognising the non-cash dividend in accordance with IFRIC 17 Distributions of Non-cash Assets to Owners. Management determined fair value with reference to the TMICC share price over a 5-day period following listing. The resulting non-cash gain is recognised within profit or loss, within the result from discontinued operations.

Accounting developments adopted by the Group

All new standards or amendments issued by the IASB and UK Endorsement Board that were effective by 1 January 2025, were either not applicable or not material to the Group.

Future accounting developments not yet effective

The Group has commenced its assessment of IFRS 18 Presentation and Disclosure in Financial Statements (effective 1 January 2027), with the main impacts expected on the presentation of the consolidated income statement and the disclosure of Management Performance Measures. The standard will be applied from its mandatory effective date of 1 January 2027. Final impact assessment and transition activities will take place during 2026.

(unaudited)

2.    Segment information - Business Groups

Fourth Quarter	Beauty & Wellbeing	Personal Care	Home Care	Foods	Total
Turnover (€ million)
2024	3,310	3,235	2,960	3,434	12,939
2025	3,189	3,307	2,830	3,260	12,586
Change (%)	(3.7)	2.2	(4.4)	(5.1)	(2.7)

Full Year	Beauty & Wellbeing	Personal Care	Home Care	Foods	Total
Turnover (€ million)
2024	13,157	13,618	12,352	13,352	52,479
2025	12,848	13,161	11,565	12,929	50,503
Change (%)	(2.3)	(3.4)	(6.4)	(3.2)	(3.8)

Operating profit (€ million)
2024	1,970	2,739	1,521	2,599	8,829
2025	2,077	2,700	1,512	2,748	9,037
Underlying operating profit (€ million)
2024	2,552	3,014	1,785	2,847	10,198
2025	2,471	2,973	1,718	2,922	10,084

Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for the purpose of making decisions about allocating resources and assessing performance of segments. Underlying operating margin is calculated as underlying operating profit divided by turnover.

3.    Segment information - Geographical area

Fourth Quarter	Asia Pacific Africa	The Americas	Europe	Total
Turnover (€ million)
2024	5,691	4,831	2,417	12,939
2025	5,497	4,707	2,382	12,586
Change (%)	(3.4)	(2.6)	(1.5)	(2.7)

Full Year	Asia Pacific Africa	The Americas	Europe	Total
Turnover (€ million)
2024	23,448	19,605	9,426	52,479
2025	22,42	18,622	9,454	50,503
Change (%)	(4.4)	(5.0)	0.3	(3.8)

(unaudited)

4.    Taxation

The effective tax rate for 2025 is 29.4% compared with 28.7% in 2024. This includes the impact of the separation of the Ice Cream business in 2025.

5.    Earnings per share

The earnings per share calculations are based on the average number of share units representing the ordinary shares of PLC in issue during the period, less the average number of shares held as treasury shares. For 2025 and 2024, the number of shares used in the calculation has been adjusted for the impact of the share consolidation as if it took place at the start of each period presented.

In calculating diluted earnings per share, a number of adjustments are made to the number of shares, principally the exercise of share plans by employees.

Earnings per share for total operations for the twelve months were calculated as follows:
	Full Year
	2025	2024(a)
EPS - Basic
Net profit attributable to shareholders' equity (€ million)	9,469	5,744
Average number of shares (millions of share units)	2,184.0	2,215.6
EPS - basic (€)	4.33	2.59

EPS - Basic from continuing operations
Net profit from continuing operations attributable to shareholders' equity (€ million)	5,682	5,430
EPS - Basic from continuing operations (€)	2.60	2.45

EPS - Basic from discontinued operations
Net profit from discontinued operations attributable to shareholders' equity (€ million)	3,787	314
EPS - Basic from discontinued operations (€)	1.73	0.14

EPS - Diluted
Net profit attributable to shareholders' equity (€ million)	9,469	5,744
Adjusted average number of shares (millions of share units)	2,195.3	2,228.5
EPS - diluted (€)	4.32	2.58

EPS - Diluted from continuing operations
Net profit from continuing operations attributable to shareholders' equity (€ million)	5,682	5,430
EPS - Diluted from continuing operations (€)	2.59	2.44

EPS - Diluted from discontinued operations
Net profit from discontinued operations attributable to shareholders' equity (€ million)	3,787	314
EPS - Diluted from discontinued operations (€)	1.73	0.14

  (a) 2024 comparatives have been re-presented to reflect the demerger of the Ice Cream Business Group

During the period the following movements in shares have taken place:
Millions
Number of shares at 31 December 2024 (net of treasury shares)	2,475.6
Shares repurchased under the share buyback programme	(27.8)
Net movements in shares under incentive schemes	4.1
Impact of share consolidation	(272.4)
Number of shares at 31 December 2025 (net of treasury shares)	2,179.5
(unaudited)

6.    Demerger of the Ice Cream Business

On 6 December, Unilever completed the separation of its Ice Cream business, now known as The Magnum Ice Cream Company N.V. ('TMICC') an independent listed company incorporated and headquartered in the Netherlands. The separation was effected through a demerger of 80.15% of Unilever's holding in TMICC to Unilever shareholders. Unilever retained a 19.85% stake in TMICC, which has been recognised as an equity investment. TMICC shares were admitted to trading on Euronext Amsterdam, the London Stock Exchange and the New York Stock Exchange on 8 December 2025.

Under IFRIC 17 'Distributions of Non-cash Assets to Owners', a liability and an equity distribution are measured at the fair value of the assets to be distributed when the dividend is appropriately authorised and no longer at the entity's discretion. The liability, dividend distribution and associated gain on demerger were recognised in December 2025 when the demerger distribution was authorised.

The fair value of the Ice Cream business was €8.4 billion. This was measured by reference to the daily closing quoted average TMICC share price over a five-day period post listing, which was considered representative of the fair value at the distribution date. A gain on distribution of the Ice Cream business was recorded in the Income Statement in 2025.

The gain included €1.7 billion relating to the measurement of the retained stake to fair value using the same methodology. This gain is presented as part of discontinued operations and is exempt from tax. Any future gains or losses on the retained stake will be recognised in other comprehensive income.

The carrying value of the net assets of the Ice Cream business in the consolidated financial statements was €4.0 billion.

In addition, there was a reclassification of the Group's share of cumulative exchange differences arising on translation of the foreign currency net assets from reserves to the Income Statement of €1.0 billion. The total gain on demerger of the Ice Cream business was €3.4 billion.

Total gain on demerger calculation
€ million 2025
Fair value of the Ice Cream business distributed (80.15%)	6,752
Fair value of the retained ownership in TMICC (19.85%)	1,672
Total fair value	8,424
Carrying amount of the net assets and liabilities distributed/de-recognised, comprised of:
Goodwill	(3,322)
Intangible Assets	(729)
Property, Plant and Equipment	(2,234)
Pension assets	(80)
Inventories	(925)
Net deferred tax assets	(302)
Other non-current assets	(10)
Trade and other current receivables	(1,960)
Cash and cash equivalents	(531)
Current tax assets	(43)
Trade payables and other current liabilities	2,797
Financial liabilities	3,179
Pension liabilities	86
Provisions	59
Total carrying amount of net assets de-recognised	(4,015)
Gain on demerger before exchange movements	4,409
Loss on recycling of currency retranslation on disposal	(1,036)
Total gain on the demerger after tax	3,373

Financial information relating to the operations of Ice Cream is set out below and includes financial information up until the date of the demerger. We have reported everything from Turnover to Operating profit in line with what was previously disclosed for the Ice Cream Business Group as discontinued operations for the financial year 2023 and 2024. Below operating profit some allocations have been made to income and costs not historically reported as part of our segment information, where costs are shared by the Ice Cream Business Group. We have recognised the India Ice Cream business as part of discontinued operations and recognised the related assets and liabilities as held for sale in the balance sheet, following an agreement to sell this business to The Magnum Ice Cream Company in the first half of 2026.

Unilever will continue to provide services (including IT infrastructure, marketing, and co-packing services), supply materials and continue to invoice and collect cash on behalf of The Magnum Ice Cream Company under a Transitional Services Agreement (TSA). The management fee for these services is recognised within operating profit. The TSA will continue for a maximum period of two years from the demerger of the Ice Cream business.

This financial information may differ both in purpose and basis of preparation from the Historical Financial Information and the Interim Financial Information included in the The Magnum Ice Cream Company's prospectus and from that which may be published by The Magnum Ice Cream Company. As a result, whilst the two sets of financial information may be similar, they may not be the same because of certain differences in accounting and disclosure under IFRS, including differences in perimeter.

The total results from discontinued operations are as follows (2025 results are for the year to date until 6 December):
Total results from discontinued operations (Ice Cream)	€ million 2025	€ million 2024
Turnover	7,691	8,282
Operating profit	677	571
Profit before tax from discontinued operations	613	498
Taxation	(188)	(168)
Profit after taxation from discontinued operations	425	330
Total gain on demerger after tax	3,373	-
Profit after taxation on demerger of discontinued operations	3,798	330
Attributable to:
Non-controlling interests	11	16
Shareholders' equity	3,787	314
Earnings per share from discontinued operations	1.73	0.14
Diluted earnings per share from discontinued operations	1.73	0.14

7.    Acquisitions and disposals

In 2025, the Group completed the business acquisitions and disposals as listed below.
Deal completion date	Acquired/disposed business
1 April 2025	Acquired 100% of Wild, a U.K. based company known for its natural, refillable deodorants, lip balms, body washes, and handwashes.
1 April 2025	Sold Conimex brand to Paulig Group.
1 April 2025	Acquired the remaining 20% of Nutraceutical Wellness, Inc. (Nutrafol), bringing the Group's ownership to 100%.
21 April 2025	HUL acquired 90.5% of Minimalist, an India based premium actives-led beauty brand.
2 September 2025	Acquired 98.7% of Dr. Squatch, a U.S. based brand specialized in natural personal care products.

On 2 September 2025, Unilever acquired 98.7% of the shares of Dr. Squatch, a U.S. based company specialised in natural personal care products. This complementary acquisition marks another step in expanding Unilever's portfolio towards premium and high growth spaces. The total consideration paid was €1,243 million.

The provisional fair value of net assets recognized on the balance sheet is €614 million. All balances are currently provisional pending the completion of the asset valuation review. The main asset acquired was the brand intangible valued using an income approach model by estimating future cash flows generated by the brand and discounting them to present value using rates in line with a market participant expectation. The key assumptions in the brand valuation are revenue growth and discount rates. A deferred tax liability related to the brand intangible estimated at €170 million was also recognised.

As part of the acquisition, goodwill of €637 million was recognized and is not deductible for tax purposes.

Acquisitions

The total consideration for acquisitions in 2025 is €1,734 million (2024: €616 million for acquisitions completed during that year).

Effect on consolidated income statement

If the acquisition deals completed in 2025 had all taken place at the beginning of the year, Group turnover would have been €50,861 million, and Group operating profit would have been €9,047 million.

Effect on consolidated balance sheet

The following table summarises the consideration and net assets acquired in 2025. The fair values currently used for opening balances are provisional. These balances remain provisional due to there being outstanding relevant information in regard to facts and circumstances that existed as of the acquisition date and/or where valuation work is still ongoing.

€ million	Total 2025
Intangible assets	1,109
Other non-current assets	67
Trade and other receivables	66
Other current assets(a)	134
Non-current liabilities(b)	(311)
Current liabilities	(85)
Net assets acquired	980
Non-controlling interest	(30)
Goodwill(c)	784
Total consideration	1,734
of which:
Cash consideration paid	1,687
Deferred consideration	47

(a)   Other current assets include inventories of €103 million and cash and cash equivalents of €27 million.

(b)  Non-current liabilities include deferred tax of €290 million.

(c)   Goodwill not deductible for tax purposes.

Disposals

The total consideration for disposals in 2025 is €93 million (2024: €1,396 million for disposals completed during that year). The following table sets out the effect of the disposals in 2025 and comparative year on the consolidated balance sheet. The results of disposed businesses are included in the consolidated financial statements up until their date of disposal.

€ million	2025	2024
Goodwill and intangible assets(a)	71	1,107
Other non-current assets	27	218
Current assets	8	700
Liabilities	(1)	(683)
Net assets sold	105	1,342
Loss on recycling of currency retranslation on disposal	24	545
Non-controlling interest	-	(85)
Profit/(loss) on sale attributable to Unilever	(36)	(406)
Consideration	93	1,396
Of which:
Cash	93	1,299
Non-cash items and deferred consideration	-	97
(a)   2025 includes intangibles of €56 million relating to the disposals of The Vegetarian Butcher, Kate Somerville and Conimex businesses.

(unaudited)

8.    Financial instruments

The Group's Treasury function aims to protect the Group's financial investments, while maximising returns. The fair value of financial assets is the same as the carrying amount for 2025 and 2024. The Group's cash resources and other financial assets are shown below.
	31 December 2025			31 December 2024
€ million	Current	Non-current	Total	Current	Non-current	Total
Cash and cash equivalents
Cash at bank and in hand	2,490	-	2,490	3,241	-	3,241
Short-term deposits(a)	1,066	-	1,066	2,436	-	2,436
Other cash equivalents(b)	385	-	385	459	-	459
	3,941	-	3,941	6,136	-	6,136
Other financial assets
Financial assets at amortised cost(c)	541	368	909	736	526	1,262
Financial assets at fair value through other comprehensive income(d)	-	2,216	2,216	-	600	600
Financial assets at fair value through profit or loss:
Derivatives	50	140	190	149	68	217
Other(e)	530	341	871	445	377	822
	1,121	3,065	4,186	1,330	1,571	2,901
Total financial assets(f)	5,062	3,065	8,127	7,466	1,571	9,037

(a)   Short-term deposits typically have a maturity of up to 3 months.

(b)  Other cash equivalents include investments in overnight funds and marketable securities.

(c)   Current financial assets at amortised cost include short term deposits with banks with maturities longer than three months excluding deposits which are part of a recognised cash management process, fixed income securities and loans to joint venture entities. Non-current financial assets at amortised cost include judicial deposits of €175 million (2024: €196 million).

(d)  Included within non-current financial assets at fair value through other comprehensive income are equity investments. This includes an amount of €1,655 million related to Group's retained investment in TMICC, recognised following the demerger of Ice cream business during the year.

(e)  Other financial assets at fair value through profit or loss include money market funds, marketable securities, other capital market instruments and investments in financial institutions.

(f)   Financial assets exclude trade and other current receivables.

The Group is exposed to the risks of changes in fair value of its financial assets and liabilities. The following tables summarise the fair values and carrying amounts of financial instruments and the fair value calculations by category.

	Fair value		Carrying amount
€ million	As at 31 December 2025	As at 31 December 2024	As at 31 December 2025	As at 31 December 2024
Financial assets
Cash and cash equivalents	3,941	6,136	3,941	6,136
Financial assets at amortised cost	909	1,262	909	1,262
Financial assets at fair value through other comprehensive income	2,216	600	2,216	600
Financial assets at fair value through profit and loss:
Derivatives	190	217	190	217
Other	871	822	871	822
	8,127	9,037	8,127	9,037
Financial liabilities
Bank loans and overdrafts	(233)	(521)	(233)	(521)
Bonds and other loans	(25,655)	(28,037)	(26,038)	(28,648)
Lease liabilities	(1,326)	(1,486)	(1,326)	(1,486)
Derivatives	(452)	(594)	(452)	(594)
Other financial liabilities	(229)	(804)	(229)	(804)
	(27,895)	(31,442)	(28,278)	(32,053)

For assets and liabilities which are carried at fair value, the classification of fair value calculations by category is summarised below:

	As at 31 December 2025			As at 31 December 2024
€ million	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets at fair value
Financial assets at fair value through other comprehensive income	1,663	4	549	10	4	586
Financial assets at fair value through profit or loss:
Derivatives(a)	-	210	-	-	420	-
Other	530	-	341	445	-	377
Liabilities at fair value
Derivatives(b)	-	(503)	-	-	(650)	-
Contingent consideration	-	-	(46)	-	-	(1)

(a)   Includes €20 million (2024: €203 million) derivatives, reported within trade receivables, that hedge trading activities.

(b)  Includes €(51) million (2024: €(56) million) derivatives, reported within trade creditors, that hedge trading activities.

There were no significant changes in classification of fair value of financial assets and financial liabilities since 31 December 2024. There were also no significant movements between the fair value hierarchy classifications since 31 December 2024.

The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature. The fair value of financial assets and financial liabilities (excluding listed bonds) is considered to be same as the carrying amount for 2025 and 2024.

Calculation of fair values

The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December 2024.
(unaudited)

9.    Dividends

The Board has declared a quarterly interim dividend for Q4 2025 of €0.4664 per Unilever PLC ordinary share.

The following amounts will be paid in respect of this quarterly interim dividend on the relevant payment date:

Per Unilever PLC ordinary share (traded on the London Stock Exchange):	£0.4052
Per Unilever PLC ordinary share (traded on Euronext in Amsterdam):	€0.4664
Per Unilever PLC American Depositary Receipt:	US$0.5547

The pound sterling and US dollar amounts above have been determined using the applicable exchange rates issued by WM/Reuters on 11 February 2026.

US dollar cheques for the quarterly interim dividend will be mailed on 10 April 2026 to holders of record at the close of business on 27 February 2026.

The quarterly dividend calendar for Q4 2025 and the remainder of 2026 will be as follows:

	Announcement Date	Ex-dividend Date for Ordinary Shares	Ex-dividend Date for ADRs	Record Date	Last Date for DRIP Election	Payment Date
Q4 2025 Dividend	12 February 2026	26 February 2026	27 February 2026	27 February 2026	18 March 2026	10 April 2026
Q1 2026 Dividend	30 April 2026	14 May 2026	15 May 2026	15 May 2026	05 June 2026	26 June 2026
Q2 2026 Dividend	28 July 2026	06 August 2026	07 August 2026	07 August 2026	27 August 2026	18 September 2026
Q3 2026 Dividend	28 October 2026	12 November 2026	13 November 2026	13 November 2026	27 November 2026	18 December 2026

10.  Events after the balance sheet date

There are no material post balance sheet events other than those mentioned elsewhere in this report.

All figures are presented on continuing operations basis. For Unilever this comprises of four Business Groups: Beauty & Wellbeing, Personal Care, Home Care and Foods.  Comparative figures  have been re-presented to reflect the demerger of the Ice Cream Business Group.

USG, UVG, UPG, UOP, UOM, underlying EPS, underlying effective tax rate, FCF, cash conversion, net debt, UEBITDA and underlying ROIC are non-GAAP measures.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC
/S/ M VARSELLONA

By M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date 12 February 2026
&#xD; &#xD; &#xD;&#xD; &#xD; &#xD;